CASSELS BROCK LAWYERS

May 28, 2014

PRIVATE AND CONFIDENTIAL	jvettesse@casselsbrock.com
tel: 416.869 5336
fax: 416.350.6930

BY E-MAIL

Timmins Gold Corp.
Suite 1900
570 Granville Street
Vancouver, BC
 V6C 3PI

Attention: Bruce Bragagnolo, Chief Executive Officer

Dear Mr. Bragagnolo:

Re: Timmins Gold Corp. - Board Nominees

We act for Sentry Investments Inc. ("Sentry"), an independent asset management company that exercises control and direction over approximately 17% of the issued and outstanding common shares of Timmins Gold Corp. ("Timmins"). As Sentry advised you on Tuesday May 27, 2014, Sentry believes that Timmins and its shareholders will be better served by electing a new board of directors at the next annual meeting of shareholders of Timmins (the "Meeting").

Sentry proposes the nomination of six directors to the current eight member board of directors of Timmins. The biographies of the six nominees are attached as Schedule "A" to this letter. We understand that the current board of directors will be meeting on Friday May 30, 2014 to consider Sentry's nominees. You will note that Sentry's nominees have considerable experience in heap leach mining operations management, corporate finance and corporate governance.

Sentry expects, that the current board of directors and management of Timmins will act in accordance with their fiduciary duties and in the best interests of Timmins, including immediately calling and holding the Meeting. Pending the Meeting, Sentry expects that management and the board of directors will not take any steps to interfere with the statutory right of the shareholders of Timmins to elect the board of directors; will not take any steps to undertake any material transactions; will work to preserve Timmins' assets and business relationships; and will not take any actions, make any payments or enter into any obligations outside the ordinary course of Timmins' business.

Sentry expects that Timmins will not undertake or agree to undertake any material acquisition or disposition of assets, material use or commitment of Timmins' cash resources, related party arrangements of any nature, or issuances of securities.

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.13300 fax 416.360.8877 www.cassel5brock.com

CASSELS BROCK LAWYERS

To the extent that legal proceedings become necessary against Timmins or any of its current directors or officers in relation to the matters set forth above, we will be relying upon this letter in those legal proceedings. If we become aware that Timmins is pursuing or engaging in any transaction outside the ordinary course of Timmins business, we will pursue all legal remedies necessary to address such conduct.

Yours truly,
/s/ John Vettese
John Vettese

cc:	Kevin MacLean, Sentry Investments Inc. Adam M. Givertz, Paul, Weiss, Rifkind, Wharton & Garrison LLP

CASSELS BROCK LAWYERS

Schedule "A" - Nominee Directors

Tony Hawkshaw; Anthony Hawkshaw is a former director, CFO and founding shareholder of Rio Alto Mining Limited. Mr. Hawkshaw was a Chartered Accountant for 29 years and holds a Bachelor Degree in Business Management from the Ryerson University in Toronto. Prior to Rio Alto, Mr. Hawkshaw was the CFO of Pan American Silver and Chariot Resources Limited, and he currently serves as Chairman of the audit committee of Caza Gold. With more than 30 years' experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencies

Oliver Lennox-King - Mr. Lennox King has over 30 years of experience in the mineral resource industry and has a wide range of experience in financing, research and marketing. He has spent the last 17 years in executive positions and directorships with junior mining companies. Mr. Lennox-King has been nonexecutive Chairman of Roxgold Inc. since September 2012.He served as a director of Teranga Gold Corporation from 2010 to 2013. Mr. Lennox-King served as the Non-Executive Chairman of the Board of Fronteer Gold Inc. until it was acquired by Newrnont Mining Corp. on April 6, 2011. He was also instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metal marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. Mr. Lennox-King graduated with a Bachelor of Commerce from the University of Auckland, New Zealand.

Richard J Hall: Mr. Hall was newly appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience. Mr. Hall is the former Chairman of Premier Gold. He served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011 he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director arid Chairman of the Special Committee of Creslon Moly during its acquisition by Mercator Minerals in 2011. In addition to his Board activities, Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008 he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company's development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica's operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mi. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota.

Marc Prefontaine Mr. Prefontaine graduated with a B.Sc. in Geology from the University of Alberta and a M.Sc. in Mineral Exploration from Queen's University. He is a Professional Geologist with over 25 years experience. Most recently Marc served as President arid CEO of Grayd Resource Corporation. During his eight years as CEO of Grayd, Mr. Prefontaine assembled the land package in Mexico that ultimately became the La India Project. He and his geological team made two gold discoveries. During his tenure Grayd grew from a small exploration company with a market capitalization of $5 million to a successful development-stage company culminating with its 2011 acquisition by Agnico Eagle Mines for $275 million. Mr. Prefontaine is a director of Santa Cruz Silver Mining Ltd.

CASSELS BROCK LAWYERS

Troy Fierro - Mr. Fierro is a successful mining engineer with over 28 years of industry experience in the mining/consulting sectors. Mr Fierro graduated with a Bachelor of Science - Mine Engineering from South Dakota School of Mines where he previously served on the Advisory Board. He has been an independent consultant in the mining industry between his full time assignments, since 2008 and currently sits on the Laurentian Goldfields board and previously held board positions with Gold Canyon and Tirnberline Resources. He has previously held executive positions with Gold Canyon, Fronteer Gold Inc., Metallica Resources Inc. and Coeur d'Alene Mines where he has overseen the development, construction or management of mines in Nevada, Mexico, Argentina, Chile, and Alaska. At Fronteer, which was acquired by Newmont Mining Corp. for $2.1 billion, Mr. Fierro acted as CGO. He was also Vice President Operations of Metallica where he played the lead role in the construction of the Cerro San Pedro Mine in Mexico. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold L.td. and New Gold Inc. Mr. Fierro was a director of Grayd Resources which was acquired by Agnico-Eagle In December 2011.

Tony Harwood - Dr. Harwood is an economic geologist with 30 years of international exploration and mining experience and graduated from University of Wales, College Cardiff, with a B.Sc. (Honours) degree and Ph.D in Economic Geology. Dr. Harwood was appointed President and Chief Executive Officer of Montero Mining & Exploration in June, 2009. Between 2006 and 2009, Dr. Harwood held the position of President and Chief Executive Officer of Africo Resources Ltd , a Canadian company engaged in exploring, acquiring and developing base metal and gold assets in Africa. Between 1998 and 200G. Dr. Harwood served as a Vice President of Placer Dome inc., a major Canadian gold mining company. Other professional credits include positions as a Director of Endeavour Mining and former founder and MD of Harwood International Ltd., a geological consulting company. Dr. Harwood additionally held a position as a lecturer University of Wales, Cardiff (IJK) University of Natal and University of Durban (South Africa).